Room 4561
October 3, 2005

Mr. Warren D. Edwards
Executive Vice President and Chief Financial Officer
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, TX 75204

      Re:	Affiliated Computer Services, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 13, 2005
      Form 8-K Filed August 4, 2005
      File No. 1-12665

Dear Mr. Edwards,

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2005

Consolidated Financial Statements

Consolidated Statements of Income, page 46

1. Please tell us how you considered presenting costs that correspond to your revenues separately. See Rule 5-03(2) of Regulation S-X.




Note 22. Quarterly Results of Operations (unaudited), page 79

2. Please explain why you do not disclose gross profit as required by
Item 302(a)(1) of Regulation S-K.

Form 8-K Filed August 4, 2005
3. Please explain to us how you have complied with Item 10(e)(1)(i)(A) through (D) of Regulation S-K as it relates to the "Key Highlights" information that you provided regarding your fourth quarter and fiscal year. Specifically address how you have complied with each requirement of Item 10(e)(1)(i) for each non-GAAP measure presented including, but not limited to, adjusted cash flow from operations and your free cash flow measure that appears to be adjusted beyond that which is defined within your narrative disclosures regarding non-GAAP financial information.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark Kronforst at (202) 551-3451 or me at
(202)
551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Warren D. Edwards
Affiliated Computer Services, Inc.
October 3, 2005
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